SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TransCode Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89357L105

(CUSIP Number)

R. Michael Dudley

TransCode Therapeutics, Inc.

6 Liberty Square, #2382

Boston, MA 02109

(857) 837-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Robert Michael Dudley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,756,516 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,756,516 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,756,516 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.7% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 893,114 shares of Common Stock held directly by the Reporting Person and (ii) 863,402 shares issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of December 15, 2022.
(2)	Percentage ownership is calculated based on (i) 12,977,234 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus (ii) 863,402 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement” or “Schedule”) relates to the shares of Common Stock $0.0001 par value per share (the “Common Stock”) of TransCode Therapeutics, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 6 Liberty Square, #2382, Boston, MA 02109.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Robert Michael Dudley (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o TransCode Therapeutics, Inc., 6 Liberty Square, #2382, Boston, MA 02109.

(c) The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

The 893,114 shares of Common Stock held directly by the Reporting Person were purchased for an aggregate of $78,501.95 (excluding commissions and other execution-related costs) using personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Reporting Person is Chief Executive Officer and a member of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 1,756,516 shares of Common Stock, which consists of (i) 893,114 shares of Common Stock held directly by the Reporting Person and (ii) 863,402 shares of Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of December 15, 2022, representing approximately 12.7% of the outstanding shares of Common Stock. The percent of class was calculated based on (i) 12,977,234 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus (ii) 863,402 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(c) On September 14, 2022, the Reporting Person acquired an aggregate of 20,000 shares of Common Stock on the open market, for an average price per share of $1.15. In addition, during the 60 days preceding the date of event requiring this Statement (and including through the date of this filing), the Reporting Person acquired beneficial ownership of 113,129 shares of Common Stock underlying stock options subject to vesting, which options are further described in Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is and will be entitled to receive compensation and other benefits as Chief Executive Officer of the Issuer. In such capacity, he may also be granted equity awards with respect to the Issuer’s Common Stock from time to time. The Reporting Person currently holds stock options to purchase an aggregate of 1,088,852 shares of Common Stock at exercise prices ranging between $0.091 and $2.45 per share. The equity plans under which such awards have been granted and the form of award agreements representing such equity awards are filed as Exhibits 99.1 and 99.2 hereto, and are incorporated by reference into this Item 6 in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	2021 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, filed on March 24, 2021 (File No. 333-253599)

Exhibit 99.2	2020 Stock Option and Equity Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, filed on February 26, 2021 (File No. 333-253599)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 19, 2022

/s/ Robert Michael Dudley
ROBERT MICHAEL DUDLEY